AMENDMENT NO. 1 TO RIGHTS AGREEMENT


     AMENDMENT NO. 1, dated as of February 17, 1999, to the Rights Agreement, dated as of June 1, 1997 (the "Rights Agreement"), between Providian Financial Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). Capitalized terms not otherwise defined herein have the meanings set forth in the Rights Agreement.

     Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in order, among other things, to make any provisions with respect to the Rights as the Company may deem necessary or desirable. The Board of Directors of the Company has determined that it is desirable to adjust the Purchase Price of the Rights as set forth in this Amendment. This Amendment has been duly authorized by the Company and the Rights Agent.

     In consideration of the foregoing and the mutual agreements set forth herein, the Company and the Rights Agent agree as follows:

     1. Section 7(b) of the Rights Agreement is hereby modified and amended to read in its entirety as follows:

          (b) the Purchase Price for each one-hundredth of a Preferred Share purchasable pursuant to the exercise of a Right shall be $900, subject to adjustment from time to time as provided in Sections 11 and 13 hereof, and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

     2. Pursuant to Section 11(n) of the Rights Agreement, the Rights were adjusted upon the three-for-two split of Common Shares effected on December 15, 1998, so that each Right represents as of December 15, 1998, the right to purchase one one-hundred and fiftieth of a Preferred Share upon proper exercise of a Right. Accordingly, as a result of the adjustment set forth in this Amendment to the Purchase Price for each one one-hundredth of a Preferred Share, the amount payable upon the exercise of a Right for the purchase of one one-hundred and fiftieth of a Preferred Share is $600. The Rights shall be subject to further adjustment as set forth in the Rights Agreement.

     3. As modified and amended by this Amendment, the Rights Agreement is hereby ratified and confirmed in all respects. In executing and delivering this Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

     IN WITNESS WHEREOF, the Company and the Rights agent have caused this Amendment to be duly executed and attested, all as of the date and year first above written.



Attest:                                  PROVIDIAN FINANCIAL CORPORATION


By: /s/ Dinesh Nandan                    By: /s/ David J. Petrini
    --------------------------               -------------------------------
    Dinesh Nandan                            David J. Petrini
    Legal Counsel                            Executive Vice President,
                                             Chief Financial Officer and
                                             Treasurer


Attest:                                  FIRST CHICAGO TRUST COMPANY OF NEW YORK


By: /s/ Mary E. Garcia                   By: /s/ Joanne Gorostiola
    --------------------------               -------------------------------
    Mary E. Garcia                           Joanne Gorostiola
    Customer Service Officer                 Assistant Vice President